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                                                                      Exhibit 6

                        AMENDMENT TO EMPLOYMENT AGREEMENT


                  This Amendment to the Employment Agreement by and between Morton International, Inc., an Indiana corporation (the "Company"), and Christopher K. Julsrud (the "Executive") dated as of December 1, 1994 (the "Employment Agreement") is dated as of the 31st day of January, 1999.

                  WHEREAS, the Company, Rohm and Haas Company, a Delaware Corporation ("Parent"), and Gershwin Acquisition Company, an Indiana corporation and a wholly owned subsidiary of Parent ("Sub"), have entered into an Agreement and Plan of Merger dated as of the 31st day of January, 1999 (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"), following which the Company will be a wholly owned subsidiary of Parent; and

                  WHEREAS, the Company and the Executive have agreed to amend the Employment Agreement in certain respects as set forth below;

                  NOW, THEREFORE, it is hereby agreed as follows:

                  1. Capitalized terms used and not defined in this Amendment shall have the meanings assigned to them in the Employment Agreement. It is acknowledged that the Employment Period will have begun before the Effective Time (as defined in the Merger Agreement) as a result of prior events contemplated by the Merger Agreement.

                  2. As of the Effective Time, clause C. of Section 6(d)(i) of the Employment Agreement shall be amended by adding the following additional language at the end thereof but before the word "less":

                  provided, that if the Executive had attained the age of 50 as of the Change of Control Date, for purposes of calculating the benefits described in clause (a) of this sentence, it shall also be assumed that the Executive would have attained the age of 55 as of the end of the three-year period referred to therein;

                  3. As of the Effective Time, Section 6(d)(ii) of the Employment Agreement shall be amended by adding the following additional language at the end thereof:

                  ; and provided, further, that if the Executive had attained the age of 50 as of the Change of Control Date, for purposes of the determination called for by this sentence, the Executive shall be considered to have remained employed until the later of the end of the Employment Period and the Executive's attainment of the age of 55, and then terminated employment.

                  4. (a) Except as specifically set forth in this Amendment, the Employment Agreement is hereby ratified and confirmed without amendment.
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                  (b) This Amendment may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument.

                  (c) This Amendment shall be null and void, ab initio, and of no further effect if the Merger Agreement is terminated before the consummation of the Offer (as defined in the Merger Agreement).

                  IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from its respective Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.


                                       /s/ Christopher K. Julsrud
                                       ----------------------------------------
                                       Christopher K. Julsrud



                                       MORTON INTERNATIONAL, INC.



                                       By /s/ S. Jay Stewart
                                         --------------------------------------

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